SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Bank’s Preliminary Financial Performance Figures

for the Year Ended December 31, 2015

On March 4, 2016, Woori Bank restated its preliminary financial performance figures for the year ended December 31, 2015, on a consolidated basis, which were previously disclosed on the Report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 4, 2016, as follows:

(Units: millions of KRW, %)

Item		4Q 2015	3Q 2015	% Change Increase (Decrease)	4Q 2014	% Change Increase (Decrease)
Revenue*	Specified Quarter	4,267,870	6,838,781	(37.59)	4,839,910	(11.82)
	Cumulative Basis	20,481,582	16,213,712	—	17,584,425	16.48
Operating Income	Specified Quarter	383,013	396,081	(3.30)	-68,550	N/A
	Cumulative Basis	1,351,586	968,573	—	897,708	50.56
Income before	Specified Quarter	362,069	402,303	(10.00)	-136,847	N/A
Income Tax Expense	Cumulative Basis	1,451,946	1,089,877	—	834,395	74.01
Net Income	Specified Quarter	221,498	325,075	(31.86)	-151,932	N/A
	Cumulative Basis	1,075,392	853,894	—	1,207,969	(10.98)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	219,007	323,293	(32.26)	-163,006	N/A
	Cumulative Basis	1,059,157	840,150	—	1,213,980	(12.75)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

4Q 2014 figures are prepared based on the consolidated financial statements of Woori Finance Holdings Co., Ltd., which merged with and into Woori Bank on November 1, 2014.

4Q 2014 profit to the equity holders of the parent entity on a cumulative basis includes 779 billion won of net income from discontinued operations related to formerly spun-off or sold subsidiaries. Excluding this figure, the increase in profit to the equity holders of the parent entity is 143.3%.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 4, 2016	By: /s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President